EXHIBIT (A)(8)


         This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares or Rights. The Offer is made solely by the Offer to Purchase dated March 31, 1997 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or Rights in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of SB Acquisition Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                           OFFER TO PURCHASE FOR CASH

                   UP TO THE SPECIFIED PERCENTAGE OF SHARES OF

                COMMON STOCK (INCLUDING THE ASSOCIATED RIGHTS) OF

                         DYNAMICS CORPORATION OF AMERICA

                                AT $40 PER SHARE

                             BY SB ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                                 WHX CORPORATION

         SB Acquisition Corp. (the "Purchaser") hereby offers to purchase up to the Specified Percentage (as defined below) of shares of common stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America, a New York corporation (the "Company"), including the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $40 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Purchaser is a newly-formed New York corporation and a wholly-owned subsidiary of WHX Corporation, a Delaware corporation ("Parent").

         THE "SPECIFIED PERCENTAGE" SHALL INITIALLY MEAN THAT NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES ALREADY OWNED BY PURCHASER OR PARENT, EQUALS 19.9% OF THE OUTSTANDING SHARES. IN THE EVENT
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THE COMPANY AMENDS THE RIGHTS  AGREEMENT TO REDUCE BELOW 20% THE OWNERSHIP LEVEL
AT WHICH A SHAREHOLDER BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT), THEN THE SPECIFIED PERCENTAGE SHALL AUTOMATICALLY BE COMMENSURATELY REDUCED. SUCH DECREASE IN THE PERCENTAGE OF SHARES SOUGHT TO BE PURCHASED PURSUANT TO THE OFFER SHALL NOT GIVE RISE TO ANY EXTENSION OF THE EXPIRATION, PRORATION OR WITHDRAWAL DATES OF THE OFFER.

         ACCORDING TO THE COMPANY'S PROXY STATEMENT DATED MARCH 26, 1997, AS OF MARCH 14, 1997 THERE WERE 3,815,194 SHARES OUTSTANDING. BASED ON PUBLICLY AVAILABLE INFORMATION AND AFTER TAKING INTO ACCOUNT THE 109,600 SHARES (APPROXIMATELY 2.9%) WHICH THE PURCHASER ALREADY OWNS, THE NUMBER OF SHARES TO BE PURCHASED IN THE OFFER IS CURRENTLY 649,000.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, SHALL HAVE EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER, AND (2) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENTS WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING PURCHASER'S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO PURCHASER OF THE ACQUISITION OF THE COMPANY.

THE OFFER IS NOT SUBJECT TO ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

         Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. Unless the Rights are redeemed prior to the Expiration Date, holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, shareholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 29, 1997, UNLESS THE OFFER IS EXTENDED.

         On March 27, 1997, Parent sent a letter to the Company regarding a proposed business combination between the Company and Parent at $40 per share (the "Merger Proposal"). In addition to commencing the Offer, Purchaser intends to solicit proxies from the shareholders of the Company at the Annual Meeting of Shareholders to be held on May 2, 1997 (the "Annual Meeting") to: (i) elect to the Board of Directors four nominees of Purchaser (the "Purchaser Nominees"), which would constitute a majority, and (ii) adopt


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shareholder  by-laws which will permit holders of at least 9.9% of the Shares to call a special meeting and permit the removal of directors at any time without cause. The Purchaser Nominees are committed to promptly effect a merger of the Company with and into the Purchaser at a price of $40 per Share in cash. THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH APPLICABLE SECURITIES LAWS.

         In order to enable the Purchaser to vote Shares acquired in the Offer at the Annual Meeting, Shares shall not be deemed to be duly or properly tendered, and they will not be accepted for purchase by the Purchaser, unless
(i) they are tendered to the Purchaser by a shareholder of record as of the close of business on March 14, 1997 (the "Record Holder"); or (ii) they are tendered to the Purchaser by or on behalf of a shareholder who has obtained a valid, irrevocable proxy to vote such Shares in connection with their purchase directly from the Record Holder, or pursuant to a chain of purchasers from the Record Holder whereby each successive purchaser through and including the shareholder tendering Shares to the Purchaser has obtained a valid, irrevocable proxy to vote such Shares in connection with the purchase of such Shares from the prior owner of such Shares; or (iii) if tendered by a shareholder not meeting the criteria of subparagraph (i) or (ii) immediately above, the Shares tendered are accompanied by a proxy duly executed by the Record Holder in favor of the shareholder tendering his Shares to the Purchaser.

         The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including as a result of the occurrence of any of the events specified in Section 13 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw any tendered Shares.

         Upon the terms and subject to the conditions of the Offer, if more than the Specified Percentage of Shares shall be validly tendered and not withdrawn prior to the Expiration Date in accordance with Section 4 of the Offer to Purchase, the Purchaser will purchase the Specified Percentage of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant


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
to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to such tendering shareholders. Under no circumstances will interest be paid by the Purchaser by reason of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates evidencing such Shares ("Share Certificates"), or a timely confirmation of the book-entry transfer of such Shares and, if applicable, Rights into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and
(c) any other documents required by the Letter of Transmittal.

         If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in Section 4 of the Offer to Purchase. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent. If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the


                                       -4-
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Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 28, 1997 or at such later time as may apply if the Offer is extended.

         If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of such Share Certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded, but the holder thereof may retender such Shares pursuant to the procedures set forth in the Offer to Purchase.

         The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

         A demand is being made to the Company, pursuant to Rule 14d-5 under the Exchange Act, for the use of the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, the Offer to Purchase and the


                                       -5-
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related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares or to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

         Questions and requests for assistance, and requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials, may be directed to the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials.

                     The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.

                                Wall Street Plaza
                            New York, New York 10005
                            Telephone: (212) 440-9800

                                       or

                         CALL TOLL FREE: (800) 223-2064



April 1, 1997


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